UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                               EOG Resources, Inc.
             -----------------------------------------------------
                                (Name of issuer)

                                  Common Stock
                            par value $0.01 per share
             -----------------------------------------------------
                         (Title of class of securities)

                                    26875p101
             -----------------------------------------------------
                                 (CUSIP number)

                                December 3, 2001
             -----------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               /X/ Rule 13d-1 (b)
                               / / Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

---------------------------------                      -------------------------
CUSIP No. 26875p101                            13G        Page 2 of 7 Pages
---------------------------------                      -------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Royal Bank of Canada
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      66,086
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      11,566,086*
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,566,086*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         10.0%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
         BK
-------- -----------------------------------------------------------------------

* Of the 11,566,086 shares reported here, the Reporting Person expressly disclaims beneficial ownership of 11,500,000 shares with respect to which it is acting as sales agent and is not the holder of record. This report is being filed because the Reporting Person may be deemed to share dispositive power over the 11,500,000 shares, as further explained in Item 6 of this statement. This statement should not be construed as an admission that the Reporting Person is the beneficial owner of such shares. The remaining 66,086 shares are held in proprietary trading accounts by the Reporting Person and its subsidiary.

Item 1(a).   Name of Issuer:

             EOG Resources, Inc. (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

             The address of the Issuer's principal executive offices is 333 Clay Street, Suite 4200, Houston, Texas 77002-7361.


Item 2(a).   Name of Person Filing:

             This statement is filed on behalf of the Royal Bank of Canada (the "Reporting Person").

Item 2(b).   Address of Principal Business Office or, if none, Residence:

             The principal place of business of the Reporting Person is 200 Bay Street, Toronto, Ontario, Canada M5J 2J5.

Item 2(c).   Citizenship:

             The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).   Title of Class of Securities:

             The title of the securities is Common Stock.

Item 2(e).   CUSIP Number:

             The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             (a)  / /  Broker or dealer registered under section 15 of the Act;

             (b)  /X/  Bank as defined in section 3(a)(6) of the Act;

             (c)  / /  Insurance Company as defined in section 3(a)(19) of the
                       Act;

             (d)  / /  Investment Company registered under section 8 of the
                       Investment Company Act of 1940;

             (e)  / /  An investment adviser in accordance with Rule 13d-1
                       (b)(1)(ii)(E);

             (f)  / /  An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

             (g)  / /  A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

             (h)  / /  A savings association as defined in section 3(b) of the
                       Federal Deposit Insurance Act;

             (i)  / /  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

             (j)  / /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1 (c), check this box. / /

Item 4.      Ownership.

             (a)  Amount beneficially owned:

                  The Reporting Person beneficially owns 66,086 shares of Common Stock and may be deemed to beneficially own an additional 11,500,000 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the 11,500,000 shares of Common Stock. See Item 6 below.

             (b)  Percent of class:

                  The Reporting Person beneficially owns 0.1% (0.06%) of the Common Stock and may be deemed to beneficially own an additional 10.0% (9.96%) of the Common Stock.

             (c)  Number of shares as to which such person has:

                  (i)     sole power to vote or to direct the vote:

                  The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                  (ii)    shared power to vote or to direct the vote:

                  The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                  (iii)   sole power to dispose or to direct the disposition of:

                  The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                  (iv) shared power to dispose or to direct the disposition of:

                  The Reporting Person may be deemed to have shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.



Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             On November 29, 2000, the Reporting Person, as Lender and Agent, entered into a $517M Facility Agreement (the "Facility Agreement") with Heracles Trust, a Delaware business trust (the "Trust") for the purpose of financing the Trust's acquisition of its Class B membership of Aeneas, L.L.C., a Delaware limited liability company ("Aeneas"). On the same date, the Reporting Person entered into a Sales Agency Agreement with Aeneas (the "Sales Agency Agreement"), whereby Aeneas appointed the Reporting Person as its sales agent for 11,500,000 shares of the Issuer's Common Stock owned by Aeneas. The Reporting Person is not permitted under the Sales Agency Agreement to take any action as sales agent unless certain events (referred to as "Sales Agency Events") occur.

             On January 31, 2001, the Reporting Person and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. ("Rabobank") entered into a total return swap transaction whereby the Reporting Person agreed to pay to Rabobank all payments of principal and interest actually received from the Trust under the Facility Agreement and Rabobank agreed to pay to the Reporting Person amounts equal to principal and interest payable to the Reporting Person under the Facility Agreement. On the same date, the Reporting Person, Aeneas and Rabobank, along with other parties, executed an Assignment, Waiver and Amendment Agreement whereby, among other things, the Reporting Person agreed that in accordance with direction provided by Rabobank it would exercise any rights it had under the Sales Agency Agreement, including its right to sell the 11,500,000 shares of Common Stock as sales agent upon a Sales Agency Event.

             Following an Event of Default under the Facility Agreement and upon receiving direction from Rabobank, the Reporting Person declared a Sales Agency Event on December 3, 2001, so that the Reporting Person currently has the right to sell the 11,500,000 shares of Common Stock as sales agent for Aeneas, subject to the direction of Rabobank regarding the Reporting Person's disposition of these shares. Such disposition by the Reporting Person may be subject to limitations set forth in the Share Exhange Agreement between Enron Corp. and the Issuer dated July 19, 1999.

             Aeneas, as the holder of record of the 11,500,000 shares of Common stock, has the right to receive dividends from these securities, and proceeds from the disposition of these securities and must distribute such dividends and proceeds in accordance with the terms of the Amended and Restated Limited Liability Company Agreement of Aeneas LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             RBC Dominion Securities Corporation is a subsidiary of the Reporting Person which acquired Common Stock included in the figures on the cover page.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2002



                                           ROYAL BANK OF CANADA



                                           By:  /s/ Mark Hughes
                                              ----------------------------------
                                              Name:  Mark Hughes
                                              Title: Senior Vice President



                                           By:  /s/ Stephen Walker
                                              ----------------------------------
                                              Name:  Stephen Walker
                                              Title: Senior Vice President